UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 8)

WYNDHAM HOTELS & RESORTS, INC. (Name of Subject Company)

WYNDHAM HOTELS & RESORTS, INC. (Name of Persons Filing Statement)

Common Stock, $0.01 par value per share (Title of Class of Securities)

98311A105 (CUSIP Number of Class of Securities)
Paul Cash, Esq. General Counsel and Corporate Secretary Wyndham Hotels & Resorts, Inc.

22 Sylvan Way
Parsippany, New Jersey 07054
Telephone: (973) 753-6000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel E. Wolf, Esq.
David B. Feirstein, Esq.
Carlo F. Zenkner, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
This Amendment No. 8 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 18, 2023. The Statement relates to the unsolicited offer by Choice Hotels International, Inc., a Delaware corporation (“Choice”), through its wholly owned subsidiary, WH Acquisition Corporation, a Delaware corporation, to exchange any and all of the issued and outstanding shares of Wyndham common stock, par value $0.01 per share, for, at the election of the holder, (i) $49.50 in cash and 0.324 shares of Choice common stock, par value $0.01 per share (“Choice Common Stock”) (together with the $49.50 in cash, the “Standard Offer Consideration”), (ii) an amount in cash equal to the equivalent market value of the Standard Offer Consideration based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”) over the five NYSE trading days ending on the 10th business day preceding March 8, 2024 (the “Expiration Date”) or (iii) a number of shares of Choice Common Stock having a value equal to the equivalent market value of the Standard Offer Consideration (based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated December 12, 2023 and the related Letter of Transmittal. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.
Item 9. Exhibits
Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:
Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(1)(N)	Press Release issued by Wyndham Hotels & Resorts, Inc., dated January 22, 2024					X
(a)(1)(O)	Letter to Wyndham Hotels & Resorts, Inc. team members, dated January 22, 2024					X

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 22, 2024
WYNDHAM HOTELS & RESORTS, INC.

By:	/s/ Paul F. Cash
Name:	Paul F. Cash
Title:	General Counsel